EXHIBIT 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of

Gerdau S.A.

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-179182 and No. 333-171217) of Gerdau S.A. of our report dated April 21, 2021, with respect to the consolidated balance sheets of Gerdau S.A. as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and the effectiveness of internal control over financial reporting as of December 31, 2020, which report appear in the December 31, 2020 annual report on Form 20-F of Gerdau S.A. Our report refers to a change in accounting for lease arrangements as of January 1, 2019 due to the adoption of IFRS 16- “Leases”.

/s/ KPMG Auditores Independentes

Porto Alegre, Brazil

April 21, 2021